FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 5, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

Uranium Exploration Database acquired for North America; includes additional data on C de Baca Uranium project in New Mexico

MAX Resources (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has acquired the exclusive rights to a uranium database consisting of 40 years worth of uranium exploration and development activity within the continental United States and Canada, where Max has been actively exploring historic uranium deposits.

The rights to this exploration database were obtained from Applied Geologic Services and it includes information from major mining companies that were active from the 1960’s to the early 1990’s.  The database itself consists of volumes of data made up of drill logs, drill hole location maps, and various geological reports.

Included in this database are the original reports prepared by Occidental Minerals Corporation on the Company’s wholly-owned C de Baca uranium project in Socorro County, New Mexico.  These reports were thought to have been lost and support the historic resource estimate made by Occidental Minerals and previously reported by Max.

The C. de Baca project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both graveled and cross county roads.  Permitting has begun for a drill program planned for the fall season.

The C. de Baca project was explored during the early 1980’s by Occidental Minerals, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geochemically well-defined depositional trend favors uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During this exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favorable system.  The best drill hole had 7.5 feet of 0.20 U3O8 at a depth of 291 feet.  Due to the geological formations in the area, Occidental Minerals felt that the property may be amenable to “in-situ leaching “(“ISL”), subject to further exploration.

Historic reports completed by Occidental Minerals in 1981 and 1982 indicated that they had identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs.) and that there was upside potential to find more mineralization. These reports are included in the database acquired by MAX and are being evaluated.  The Occidental Minerals reports contain data not previous reviewed, including uranium grade thickness maps and copies of the original drilling logs.

This report by Occidental Minerals was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the Claims or on the C de Baca project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and the historic information should not be relied upon.  Any resource and reserve estimates relating to the Claims are historical in nature, have not been verified by the issuer’s qualified person, and should not be relied upon.

Clarence J. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the U.S., Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, gold, molybdenum and base metals, with interests in properties in Alaska, Utah, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com  www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

June 7, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

 Assay results received from preliminary drilling at Thomas Mountain uranium project in Utah

Max Resource Corp. (TSX.V: MXR; OTCBB - MXROF) has received the assay results from the second and third holes of the planned 6 hole drill program at Thomas Mountain and has suspended drilling, pending further review.

MAX has now completed three holes of the drill program and has received the assay results from the last two holes.  While gamma logs indicated values of radioactivity in drill hole PPCO#2 as high as 900 CPS in two zones, assays were conducted for 31 elements and revealed only anomalous values, including values of 248 ppm Lanthanum, > 500 ppm rubidium and 169 ppm strontium.  These results are being reviewed as to whether further work should be contemplated with respect to these elements.

The Thomas Mountain project comprises 195 claims totaling 3,900 acres and is located 150 miles southwest of Salt Lake City and 20 miles west of the town of Delta.  These claims were explored during the early 1980’s by Phillips Uranium, a wholly-owned subsidiary of Phillips Petroleum.  Phillips reportedly encountered uranium grades of approximately 0.05% U3O8, over a 100 foot thickness at a depth of 900 feet within a small caldera.  The uranium host rock is identical to the host rock found in a nearby structurally controlled uranium system, the “Yellow Chief” mine, that produced approximately 500,000 pounds of uranium from ore that had an average grade of 0.2% U3O8.  The zone found by Phillips on the PPCO claims was thought to be the source of the original Yellow Chief mineralization.

Mr. Clancy Wendt, VP Exploration for MAX states: “We are disappointed we were unable to replicate the prior results reported by Phillips Uranium with the drilling that has been conducted to date.  With the completion of these three holes, MAX has satisfied its work commitment for the year and we have decided to suspend the balance of the drill program until we have a better understanding of the geology of the area”.

 Clarence J. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects.  MAX is currently focused on the discovery of uranium, gold, molybdenum and base metals, with interests in properties in Alaska, Utah, Nevada, New Mexico and the Northwest Territories of Canada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

infor@maxresource.com   www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date June 30, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director